UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 (Amendment No. 1)

Under the Securities Exchange Act of 1934

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

GULF RESOURCES, INC.
(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

40251W408
(CUSIP Number)

Chen Weijie

c/o Level 11,Vegetable Building, Industrial Park of the East City,

Shuoguang City, Shangdong Province, P.R. China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: Chen Weijie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 413,603
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 413,603
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,603
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%(1)
14.	TYPE OF REPORTING PERSON IN

(1)          Percentage calculated based on 9,517,427 shares of common stock outstanding as of August 15, 2020, as set forth in the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2020 filed with the SEC on August 14, 2020.

 EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Original Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on August 12, 2015. This Amendment, together with the Original Schedule 13D is hereby referred to as the “Schedule 13D”. As of September 15, 2020, Chen Weijie sold 800,000 shares of Common Stock of the Company to two accredited investors.  Accordingly, the Reporting Person ceased to be the beneficial owners of more than five percent of common stock of the Issuer as of September 15, 2020. This Amendment No. 1 is the final amendment to the Schedule 13D and is an exit filing.

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)

The following disclosure assumes that there are 9,517,427 shares of common stock outstanding as of August 15, 2020, as set forth in the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2020 filed with the SEC on August 14, 2020.

The responses of the Reporting Person from Rows (7) through (11) of the cover page of this statement are incorporated herein by reference.

Mr. Chen has sole voting and dispositive power over 413,603 shares of common stock of the Company, which represent approximately 4.3% of the Company’s total shares of common stock.

(c)	Except as set forth below, the Reporting Person has not effected any transactions in the Company’s common stock during the 60 days preceding the filing of this Schedule 13D/A:

On September 15, 2020, the Reporting Person entered into an equity interest transfer agreement with two accredited investors, citizens of P.R. China, pursuant to which the Reporting Person sold 800,000 shares of common stock of the Issuer (the “Subject Shares”), for a purchase price of $4.0 million in the aggregate. The transaction was consummated in P. R. China.

(d)	To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the transfer described in Item 5 above, the Reporting Person and each applicable investor therein receiving Subject Shares signed an agreement in substantially the form attached hereto as Exhibit 1..

 To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	English summary of the form of the Equity Interest Transfer Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2020

/s/ Chen Weijie
Chen Weijie